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Schedule 13D                                                         Page 1 of 9


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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)*

                             Interface Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   458667102
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                                 (CUSIP Number)

     David H. Zimmer, 2 Martin Dale, Greenwich, CT 06830, (203) 618-9073
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 13, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 'SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13D                                                         Page 2 of 9

CUSIP No. 458667102
---------------------

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    1.  Name of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).

        Congressional Securities, Inc. (06-1510294) and David H. Zimmer
        ........................................................................
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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
           .....................................................................

        (b)
           .....................................................................
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    3.  SEC Use Only
                    ............................................................
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    4.  Source of Funds (See Instructions)     00
                                          ......................................
--------------------------------------------------------------------------------
    5.  Check if DIsclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e)
                             ...................................................
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    6.  Citizenship or Place of Organization
           Congressional Securities, Inc. is incorporated in Connecticut.
           ---------------------------------------------------------------------
           David H. Zimmer is a U.S. citizen.
           .....................................................................
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                     7.  Sole Voting Power
                                          ......................................
Number of           ------------------------------------------------------------
Shares               8.  Shared Voting Power         450,000
Beneficially                                ....................................
Owned by            ------------------------------------------------------------
Each                 9.  Sole Dispositive Power
Reporting                                      .................................
Person              ------------------------------------------------------------
With                10.  Shared Dispositive Power    450,000
                                                 ...............................
--------------------------------------------------------------------------------
   11.  Aggregate Amount Beneficially Owned by Each Reporting Person   450,000
                                                                    ............
--------------------------------------------------------------------------------
   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                            ....................................................
--------------------------------------------------------------------------------
   13.  Percent of Class Represented by Amount in Row (11)    9.97%
                                                          ......................
--------------------------------------------------------------------------------
   14.  Type of Reporting Person (See Instructions)

          Congressional:   BD
          ......................................................................
          David H. Zimmer  IN
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................
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


                                  SCHEDULE 13D

ITEM 1.  Security and Issuer

         This statement relates to the common stock, no par value (the "Stock"), of Interface Systems, Inc. (the "Corporation") whose executive office is located at 5855 Interface Drive, Ann Arbor, MI 48103.

ITEM 2.  Identity and Background

         The persons filing this statement are Congressional Securities, Inc. ("CSI"), a corporation organized under the laws of Connecticut, and David H. Zimmer, its President and Chief Executive Officer. The principal business of CSI has been to act as a broker-dealer. It discontinued this business on April 12, 2000. The principal office of CSI and Mr. Zimmer is 2 Martin Dale, Greenwich, CT 06830. Attached as Exhibit A is an agreement between CSI and Mr. Zimmer acknowledging that this Schedule 13D is being filed on behalf of both of them.

         During the last five years, neither Mr. Zimmer nor CSI has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 450,000 shares of the Stock covered by this statement is approximately $5,400,000. The Stock was paid for by personal funds of customers of CSI (including the 99,400 shares personally owned by Mr. Zimmer and the 350,600 shares owned by other customers of CSI) and margin loans from CSI's clearing firm, Fiserv Correspondent Services, Inc. CSI and Mr. Zimmer each have beneficial ownership of all 450,000 shares by virtue of their investment discretion and voting power over accounts of the customers who own these shares.

ITEM 4.  Purpose of Transaction

         The Stock was purchased for investment purposes only. CSI and Mr. Zimmer each have filed a Schedule 13G to report their passive ownership of the Stock. Since April 13, 2000, Mr. Zimmer, on behalf of himself and the customers owning the other 350,600 shares covered by this Schedule 13D, has been participating in negotiations with a view to a proposed tender offer for the Stock to be made by an entity not controlled by Mr. Zimmer or CSI.

ITEM 5.  Interest in the Issuer

         (a) CSI and Mr. Zimmer are jointly the beneficial owners of 450,000 shares of the Stock, which is 9.97% of the outstanding shares of the Stock.

         (b) CSI and Mr. Zimmer share investment discretion and voting power over 450,000 shares of the Stock.

         (c) To the information and belief of Mr. Zimmer and CSI there have been no changes in the beneficial ownership of Mr. Zimmer and CSI since February 13, 2000, except as may have occurred in connection with liquidation of positions by CSI's clearing agent to satisfy margin calls.

ITEM 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

         There is no contract, arrangement, understanding or relationship (legal or otherwise) between CSI and any other persons with respect to any securities of the Corporation.

ITEM 7.  Exhibits

         Exhibit A - Agreement to File One Schedule


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2000
--------------
Date


Congressional Securities, Inc.



by /s/ David H. Zimmer
   --------------------------------
       David H. Zimmer, President


   /s/ David H. Zimmer
  ---------------------------------
       David H. Zimmer, Individually




                          STATEMENT OF DIFFERENCES

The section symbol shall be expressed as....................................'SS'